

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Ronen Capeluto
Chief Investment Officer
West 4 Capital LP
c/o Walkers Corporate Limited
2nd Floor, Century Yard
Cricket Square, George Town
P.O. Box 31162
Grand Cayman, KY1-1205 Cayman Islands

> **Re: West 4 Capital LP**
> **Lightstone Value Plus REIT II, Inc.**
> **Schedule TO-C Filed October 19, 2023**
> **Filed by West 4 Capital LP, Granite Sapphire Management Limited, West 4**
> **Capital Investment Adviser Limited, and Capricorn Fund Managers Limited**
> **File No. 005-94193**

Dear Ronen Capeluto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-C Filed October 19, 2023

General

1. Refer to the following disclosure made in the Press Release / Summary Advertisement: "Up to 550,000 Shares of common stock of LIGHTSTONE VALUE PLUS REIT II, INC. (the "REIT") at a price of $5.51 per Share." Please revise the number of shares here to be consistent with the up to 860,000 Shares used throughout your offering materials.

Introduction, page 7

2.   Refer to the following disclosure made on page 7 of the Offer to Purchase: "To the Shareholders of PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC." Please revise this disclosure to properly reflect the name of the Corporation.

Terms of the Offer, page 9

3.   You state that you will pay for shares tendered "within three business days following the completion of the Offer," but that payment is "subject to any extensions of such time that may be necessary due to the settlement practices of non-traded REITS." Disclose how long you expect this to take, and how you will comply with your obligation under Rule 14e-1(c) to promptly pay for tendered Shares.

Certain Information Concerning the Purchaser, page 13

4.   Please revise your disclosure in this section and in Schedule I to the Offer to Purchase to include the information required for any filing person and any person specified in General Instruction C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation M-A. Your revised disclosure should include the business telephone number of each filing person, the principal business of each entity listed, and the principal occupation of each natural person listed.

5.   Certain statements in this section regarding the persons listed on Schedule I and affiliates of the Purchaser are qualified by "the best knowledge of the Purchaser." Because the General Partner, the Investment Manager, and the Investment Adviser are included as offerors within the Schedule TO, please revise such statements to remove those knowledge qualifiers, or advise.

Conditions of the Offer, page 13

6.   On page 14 of the Offer to Purchase, you have included a condition that will be triggered by "a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States" (condition (d)(iv)), without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.

Miscellaneous, page 15

7.   In the paragraph on page 16, please define the term "JAMS."

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-330-1032 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions